Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated February 13, 2024
Registration No. 333-267092

GATES Announces PRICING OF Secondary Offering of 17,500,000 Ordinary Shares

Denver, Colorado, February 13, 2024. Gates Industrial Corporation plc (NYSE: GTES, “Gates” or the “Company”) announced today the pricing of the previously announced secondary offering of 17,500,000 ordinary shares (the “Offering”) by certain selling stockholders affiliated with Blackstone Inc. (the “Selling Stockholders”). The Selling Stockholders have also granted the underwriters a 30-day option to purchase up to 2,625,000 additional ordinary shares. The underwriters may offer the shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Offering is expected to close on February 16, 2024, subject to customary closing conditions.

Gates is not offering any ordinary shares in the Offering and will not receive any proceeds from the sale of ordinary shares in the Offering. Citigroup, Goldman Sachs & Co. LLC, and Jefferies are serving as the joint lead book-running managers of, and as representatives of the underwriters for, the Offering. Barclays, Morgan Stanley, UBS Investment Bank, BMO Capital Markets, Evercore ISI, Mizuho and RBC Capital Markets are also serving as joint book-running managers for, the Offering.

In addition, as previously announced, in connection with its existing share repurchase program, Gates has entered into a share repurchase contract with Citigroup Global Markets Inc. to repurchase $50 million of ordinary shares at a price per share equal to the price paid by the underwriters in the Offering, for a total of 4,151,100 ordinary shares, and has advised Citigroup Global Markets Inc. to purchase such shares from the Selling Stockholders. The share repurchase is expected to be consummated promptly following the Offering and is conditioned upon the closing of the Offering. The closing of the Offering is not conditioned upon the consummation of the share repurchase.

Certain of our directors have also indicated an interest in purchasing approximately 1,050,000 ordinary shares in the Offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell fewer shares to such individuals in the Offering.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282 (Tel: 866-471-2526) or by e-mail at prospectus-ny@ny.email.gs.com; or Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022 (Tel: 877-821-7388) or by email at prospectus_department@jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gates:

Gates is a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. Gates offers a broad portfolio of products to diverse replacement channel customers, and to original equipment ("first-fit") manufacturers as specified components. Gates participates in many sectors of the industrial and consumer markets. Our products play essential roles in a diverse range of applications across a wide variety of end markets ranging from harsh and hazardous industries to everyday consumer applications including virtually every form of transportation. Our products are sold in over 130 countries across our four commercial regions: the Americas; Europe, Middle East & Africa; Greater China; and East Asia & India.

Forward-Looking Statements and Information:

This press release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements that are not historical facts. In some cases you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Forward-looking statements are based on the Company’s current expectations and actual results may differ materially. Other risks and uncertainties are more fully described in the section entitled “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2023, as filed with the SEC, as such factors may be updated from time to time in the Company’s periodic filings with the SEC. Investors are urged to consider carefully the disclosure in our filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Gates undertakes no obligation to update or supplement any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Contact:

Gates Investor Relations

Rich Kwas

(303) 744-4887

investorrelations@gates.com